
13000066

Received SEC

JAN 09 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/9/13

William M. Libit
Chapman and Cutler LLP
libit@chapman.com

Re: Ameren Corporation
Incoming letter dated December 14, 2012

Dear Mr. Libit:

This is in response to your letter dated December 14, 2012 concerning the shareholder proposal submitted to Ameren by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ameren Corporation
Incoming letter dated December 14, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in Ameren's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Ameren may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Ameren's policies, practices and procedures compare favorably with the guidelines of the proposal and that Ameren has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Ameren omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 14, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Ameren Corporation
Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8;
Omission of Shareholder Proposal Submitted by Kenneth Steiner (John Chevedden)

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that our client, Ameren Corporation, a Missouri corporation (the "Company"), intends to omit from its proxy statement for its 2013 annual meeting of shareholders (the "2013 Proxy Statement"), a shareholder proposal submitted by Mr. Kenneth Steiner under a cover letter dated October 23, 2012 (the "Proposal"). Mr. Steiner has appointed John Chevedden as his proxy in all matters related to the Proposal (hereinafter, the "Proponent"). A copy of the Proposal, together with the Proponent's statement, is attached hereto as Exhibit A.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff') of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Statement on the grounds that the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

The Company expects to file its definitive 2013 Proxy Statement with the Commission on or about March 6, 2013, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the

Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence it may choose to make to the Staff.

I. The Proposal

The Company received the Proposal on November 8, 2012. On November 14, 2012, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent by e-mail and overnight courier a notification (the "Deficiency Letter") of an eligibility and procedural deficiency with respect to the Proposal, in that the Proponent had failed to provide written evidence of its share ownership as required by Rule 14a-8(b)(2). The Deficiency Letter further requested the Proponent to remedy this deficiency, and to respond to the Deficiency Letter within 14 calendar days. A copy of the Deficiency Letter is attached hereto as Exhibit B. The Proponent provided verification of his share ownership on November 14, 2012 by a broker letter that is attached hereto as Exhibit C.

The full text of the proposed shareholder resolution contained in the Proposal is the following:

> "RESOLVED, Shareholder requests that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

II. Basis for Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. As described below, the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

A. *Company Voting Requirements*

The general provisions for which shares are counted in tallying the vote and the proportion of the vote required for actions of shareholders of Missouri corporations, including the Company, are governed by the General and Business Corporation Law of Missouri (Mo. Rev. Stat. § 351.010 et seq.) (hereinafter, "Missouri Corporate Law"). Consistent with Missouri Corporate Law, the operative provisions of the Company's Restated Articles of Incorporation (as amended, the "Articles") and the Company's By-Laws (the "By-Laws") provide for a majority vote standard, except for those voting items where a supermajority approval is required by Missouri Corporate Law, as specified below. Article I, Section 6 of the By-Laws provides, in part:

> "At all meetings of the shareholders every holder of record of the shares of the capital stock of the Company, entitled to vote thereat, may vote in person or by proxy. In all matters, including the election of directors, every decision of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the shareholders, unless a larger vote is required by law, the other provisions of these bylaws, or the articles of incorporation. In tabulating the number of votes on such matters ... shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter..."

While this majority vote standard applies to most types of corporate actions, mandatory supermajority approval (66 2/3% of outstanding shares) is required under Missouri Corporate Law for the following fundamental corporate decisions:

- mergers or consolidations (Mo. Rev. Stat § 351.425);
- disposition of assets (Mo. Rev. Stat § 351.400(3)); and
- dissolution (Mo. Rev. Stat § 351.464(5)).

Under Missouri Corporate Law, a Missouri corporation, including the Company, is not permitted to opt for a lower standard for these fundamental corporate actions under any circumstances.

B. *Board Action to Remove Non-Operative Supermajority Provision in the Certificate of Designations*

At its meeting on December 14, 2012, the Company's Board of Directors (the "Board") considered and approved amendments to the Company's Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Ameren Corporation (the "Certificate of Designations"; such amendment being the "Certificate Amendment") substantially implementing the Proposal. Prior to the Certificate Amendment, the Company's Articles and By-Laws did not contain any supermajority voting provisions, except for Section 10 of the Certificate of Designations that required the approval of the holders of two-thirds of the outstanding shares of the Company's Series A Junior Participating Preferred Stock (the "Preferred Stock") before amending the Articles (including the Certificate of Designations) in a way adversely affecting the rights of such preferred shareholders (the "Protective Provision"). The Preferred Stock was authorized in connection with the adoption of the Company's rights plan, which created preferred share purchase rights; no shares of Preferred Stock are outstanding and the Company's rights plan has since been eliminated.

The Certificate Amendment eliminated the supermajority voting requirement from the Certificate of Designations by removing from the Protective Provision the two-thirds voting threshold to amend the Articles or the Certificate of Designations adversely affecting the rights of the holders of the Preferred Stock. For the Staff's reference, Exhibit D to this letter contains a marked version of Section 10 of the Certificate of Designations indicating changes made by the Certificate Amendment. The Certificate Amendment will be included as Exhibit 3.1(i) to the Company's Current Report on Form 8-K to be filed with the Commission on or about December 18, 2012. Following the Certificate Amendment, the Articles (including the Certificate of Designations) and the By-Laws no longer contain any supermajority voting requirements. Accordingly, no useful purpose would be served by including the Proposal in the 2013 Proxy Statement, as the action that is the subject matter of the Proposal has been substantially implemented.

C. *The Certificate Amendment Substantially Implements the Proposal Within the Meaning of Rule 14a-8(i)(10)*

Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 12598* (July 7, 1976). The proposal need not be implemented in full or precisely as presented by the proponent. SEC Release No. 34-40018 *at n.30* and accompanying text

(May 21, 1998). Instead, "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007) (exclusion of proposal to institute annual director elections permissible when the company had already declassified its board, although the details of declassification could differ from the proposal); *ConAgra Foods, Inc.* (July 3, 2006) (exclusion of proposal to issue sustainability report permissible when the company already issues a corporate responsibility report discussing such issues); *Johnson & Johnson* (February 17, 2006) (exclusion of proposal to verify the employment legitimacy of employees permissible when the company was already legally required to do so at the time of hiring).

As noted above, the Board has approved the Certificate Amendment, eliminating all supermajority voting requirements from the Articles and the Bylaws. The supermajority provision in place in the Company's Certificate of Designations has been replaced with a majority of outstanding shares voting standard. Consequently, the Company has achieved the essential objective of the Proposal. The Staff has on numerous occasions, including in connection with virtually identical shareholder proposals as the Proposal, concurred with companies having taken similar action as the Company that such companies have substantially implemented the proposals under Rule 14a-8(i)(10). Thus, the Company believes that it has substantially implemented the Proposal. *See Dominion Resources, Inc.* (January 19, 2012); *Time Warner, Inc.* (March 10, 2011); *Express Scripts, Inc.* (January 28, 2010); *Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *FedEx Corp.* (June 26, 2006).

The Staff has found consistently that similar proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set shareholder voting thresholds at a majority of the company's outstanding shares. For example, in *Express Scripts, Inc.* (Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented by a by-law requiring the vote of "a majority of the voting power of the stock issued and outstanding and entitled to vote thereon." *See also Celegene Corp.* (Apr. 5, 2010); *Sempra Energy* (Mar. 5, 2010); *MDU Resources Group,*

Inc. (Jan. 16, 2010) (in each case, concurring with the exclusion of a proposal identical to *Express Scripts* under Rule 14a-8(i)(10) as substantially implemented by by-laws requiring a majority vote of outstanding shares or of shares entitled to vote for directors, rather than a majority of votes cast for and against).

In short, by Board approval of the Certificate Amendment, the Board eliminated all supermajority vote requirements contained in the Articles and Bylaws and thereby has achieved the "essential objective" of, and "substantially implemented," the Proposal. Accordingly, the Company respectfully submits that it may omit the Proposal from its 2013 Proxy Statement in accordance with Rule 14a-8(i)(10).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 312-845-2981. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration on this matter.

Sincerely,

CHAPMAN AND CUTLER LLP



By: William M. Libit, Esq.

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden

EXHIBIT A

PROPOSAL

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas Voss
Chairman of the Board
Ameren Corporation (AEE)
One Ameren Plaza
St. Louis MO 63103
Phone: 314 621-3222

Dear Mr. Voss,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-23-12
Date

cc: Gregory L. Nelson <invest@ameren.com>
Corporate Secretary
FX: 314-544-2401
FX: 214-544-3801

[AEE: Rule 14a-8 Proposal, November 8, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding annual bonuses for our highest paid executives. Such bonuses were based on a single financial performance measure. A mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. In addition, bonuses for our highest paid executives could be increased by up to 50% based on the subjective evaluation of thier performance.

Furthermore, performance share units paid out 100% for our company underperforming half its peers. Underperforming industry peers should not result in extra pay of any kind. Thomas Voss, our CEO, had a potential $21 million entitlement for a change in control.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

<u>Exhibit B</u>

Deficiency Letter



Gregory L. Nelson
Senior Vice President
General Counsel & Secretary
Ameren Corporation
T 314.554.6490
F 314.554.4014
gnelson@ameren.com

November 14, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Ameren Corporation (the "Company"), which received on November 8, 2012 the shareholder proposal you submitted on behalf of Kenneth Steiner entitled, "Proposal 4*–Simple Majority Vote Right" for consideration at the Company's 2013 Annual Meeting (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains a certain procedural deficiency, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Steiner's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Ameren Corporation, 1901 Chouteau Avenue, St. Louis, MO 63103. Alternatively, you may transmit any response by electronic mail to me at gnelson@ameren.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (314) 554-6490. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Gregory L. Nelson
Senior Vice President, General Counsel
and Secretary

cc: Kenneth Steiner

Enclosure

<u>EXHIBIT C</u>

BROKER LETTER



November 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 11-14-12	# of pages ▶
To Gregory Nelson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-554-4014	Fax #	

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,308 shares of C – Citigroup Inc., 1,800 shares of AEE – Ameren Corp., 220 shares of AMP – Ameriprise Finl,, 700 shares of JNJ – Johnson & Johnson, 5,700 shares of GE – General Electric Co.. and 1,640 shares of PFE – Pfizer Inc. in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

EXHIBIT D

MARKED VERSION OF SECTION 10 OF THE CERTIFICATE OF DESIGNATIONS INDICATING CHANGES MADE BY THE CERTIFICATE AMENDMENT

Section 10. Amendment. The Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least ~~two-thirds~~ a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class.